Notice to the Oslo Stock Exchange

ORKLA

[redacted]

P.O.Box 423 Skøyen, N-0213
Telephone: +47-22 54 40 0(
Telefax: +47-22 54 44 9(
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 25 August 2005

ORK – Trade subject to notification

On 25 August 2005, in connection with its option programme, Orkla exercised 3,400 options at a strike price of NOK 130.

A total of 1,541,141 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

Orkla currently holds 2,111,673 of its own shares.

dlw 9/7

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 23 August 2005

ORK – Trade subject to notification

On 23 August 2005, in connection with its option programme, Orkla exercised 4,000 options at a strike price of NOK 130.

A total of 1,544,541 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

Orkla currently holds 2,115,073 of its own shares.